Versión 5 – 11nov15

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ULTRAPETROL (Bahamas) Ltd.

Third Quarter 2015

Earnings Call Presentation

November 12, 2015

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2014
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
3Q 15 vs. 3Q 14

($000's)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Difference	% Change	3Q 15	3Q 14	Difference
Revenues	**$276,403**	**$285,080**	**($8,677)**	**-2%**	**$95,736**	**$99,358**	**($3,622)**
Adjusted EBITDA per segment							
River Business	$18,815	$7,386	11,429		$9,417	($4)	9,421
Offshore Supply Business	$36,671	$39,001	(2,330)	-6%	$12,665	$13,320	(655)
Ocean Business	($933)	$8,429	(9,362)		($809)	$2,152	(2,961)
Total Segment Adjusted EBITDA	**54,553**	**54,816**	**(263)**	**0%**	**21,273**	**15,468**	**5,805**
Financial income and Foreign Currency Exchange	(3,585)	3,908	(7,493)		($3,391)	($1,738)	(1,653)
Adjusted EBITDA (1)	**$50,968**	**$58,724**	**($7,756)**	**-13%**	**$17,882**	**$13,730**	**$4,152**
Net (loss) as reported	**($14,381)**	**($16,580)**	**$2,199**		**($2,881)**	**($14,593)**	**$11,712**
EPS as reported (In $ per share)	**($0.10)**	**($0.12)**			**($0.02)**	**($0.10)**	
Adjusted net (loss)	**($14,437)**	**($11,110)**	**($3,327)**		**($2,849)**	**($9,477)**	**$6,628**
Adjusted EPS (In $ per share)	**($0.10)**	**($0.08)**			**($0.02)**	**($0.07)**	

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- **Decrease in relevant commodity prices of the River Business resulting in decline of transport demand:**
  - **18% drop in soybean prices on average ($422 / TN in 3Q 14 vs. $348 / TN in 3Q 15).**
  - **40% drop in iron ore prices on average ($90 / TN in 3Q 14 vs. $54 / TN in 3Q 15).**
  - **16% drop in total industry freight price in 3Q 15 compared to 3Q 14.**

Paraguay Seeded Area & Production Growth [(1)]



Million Has. & Tons
Seeded Area
Production
10.0
8.0
6.0
4.0
2.0
0.0
1.9 3.9 2.0 4.0 2.4 3.6 2.4 5.6 2.6 6.0 2.5 3.6 2.7 6.5 2.9 7.1 3.0 4.0 3.2 8.2 3.2 8.2 3.2 8.1
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 (P)

Soybean Prices ($ per Metric Ton) [(2)]



615.2
526.1
542.2
498.1
488.7
522.0
433.0
378.8
354.8
323.6
Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15

Corumba Area Iron Ore Production Growth [(3)]



Production (In Million Tons)
9 8 7 6 5 4 3 2 1 0
1.9 2.3 4.2 4.4 4.6 3.5 6.0 7.1 7.8 7.0 5.8 4.9
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 (P)

Iron Ore Prices ($ per Dry Metric Ton) [(2)]



99
129
137
134
128
101
80
57
52
56
Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15

(1) Source: USDA Foreign Agricultural Service – Updated October 26, 2015
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings – Projected 2015 calculated by proforming Vale 3Q 2015 production

River Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS		
INITIATIVE	**KPI**	**3Q 15 vs. 3Q 14 Variation**
Increase asset utilization	Revenue (excluding fuel adjustment) / net book value	✓ 0.4 pp increase in asset utilization
Improve transit times	Average barge transit time	✓ 38.5% decrease in transit times
Reduce costs per ton transported	Total cost per ton (at constant fuel prices)	✓ 26.1% decrease in costs
Streamline operations to increase reliability	Weighted average quarterly pushboat offhire days	✓ 50.8% decrease offhire days

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($97 / bbl in 3Q 14 vs. $47 / bbl in 3Q 15, 52% drop).
- Petrobras is executing its previously announced $15.1 billion divestment plan.
- Early termination of contracts with Petrobras for the three PSVs *UP Amber*, *UP Pearl* and *UP Esmeralda*.
- Continued uncertainty around Petrobras.

Historical Crude Oil Prices (1)



99.6
46.5
59.92
45.41
120
100
80
60
40
20
0
USD / Bbl
Nov 20, 2013
Feb 27, 2014
Jun 06, 2014
Sep 12, 2014
Dec 19, 2014
Mar 25, 2015
Jun 30, 2015
Sep 30, 2015

North Sea Average Spot Rates (2)



GBP / Day
30,000
25,000
20,000
15,000
10,000
5,000
0
19,834
9,032
19,405
7,337
15,289
27,938
8,502
20,559
9,112
13,712
6,429
5,930
Sep-11
May-12
Jan-13
Sep-13
May-14
Jan-15
Sep-15

Historical BRL/USD Exchange Rate (3)



4.5
4
3.5
3
2.5
2
2.48
2.59
2.70
2.69
3.13
3.04
3.12
3.10
3.39
3.65
4.19
9/30/2014
12/31/2014
3/31/2015
6/30/2015
9/30/2015

Total Petrobras oil production in Brazil (4)



2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
BDP (000s)
Oct-12
May-13
Dec 13
Jul-14
Feb-15
Sep-15

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, September 2015.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Market Dynamics

Rig Utilization (1)


Petrobras is targeting a rig count of ~35 by mid-2016, around half of what they had two years ago.
Rig Utilation Rate
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
09-14
10-14
11-14
12-14
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
U.S. Gulf of Mexico
South America
Europe/Mediterranean Sea

North Sea Average Spot Rates – PSVs>900m², GBP (2)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
GBP / Day
13,712
5,930
-57%
September 2014
September 2015

Rig Utilization (1)


Rig Utilation Rate
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
09-14
10-14
11-14
12-14
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
West Africa
Middle East
Asia/Australia (excludes India)

[Unemployed PSVs - World Count] (1)


400
300
200
100
0
176
286
+62%
October 2014
October 2015

(1) Source: Maersk Market Report, October 2015.
(2) Source: Seabreeze, September 2015.

Offshore Supply Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS		
INITIATIVE	KPI	3Q 15 vs. 3Q 14 Variation
Protect revenue stream	Revenue / calendar days	✗ 11.5% decrease in revenue per day (1)
Minimize unplanned off-hire days	Offhire days / calendar days	✗ 23.8 pp increase in offhire days (2)
Reduce costs	Running cost / calendar days	✓ 20.3% decrease in costs (3)

(1) Excluding the effect of our 2 PSVs laid up in the North Sea and our 3 PSVs with contract cancellations, this KPI would be a 10.2% increase.
(2) Excluding the effect of our 2 PSVs laid up in the North Sea and our 3 PSVs with contract cancellations, this KPI would be a 8.1% increase.
(3) Excluding the effect of our 2 PSVs laid up in the North Sea and our 3 PSVs with contract cancellations, this KPI would be a 9.3% decrease.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business Update & KPIs

TANKERS - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	3Q 15 vs. 3Q 14 Variation
Protect revenue stream	Revenue / calendar days	✓ 27.0% increase revenue per day
Minimize unplanned off-hire days	Offhire days / calendar days	✓ 5.1 pp decrease offhire

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 15 vs. 2Q 14 Variation
Increase turns	Average number of turns per quarter	✓ 24.2% increase turns

Ultrapetrol
Balance Sheet

($000's)	At September 30, 2015 (Unaudited)	At December 31, 2014	% Change
ASSETS			
Cash & Cash Equivalents	$45,746	$34,982	31%
Accounts Receivables	43,345	37,341	16%
Operating supplies and inventories	14,694	4,030	265%
Restricted cash	11,254	11,246	0%
Other Current Assets	26,628	22,150	20%
Vessels and Equipment, Net	683,326	717,405	-5%
Non-current Other Receivables	25,969	28,084	-8%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	35,891	40,351	-11%
TOTAL ASSETS	**$888,325**	**$897,061**	**-1%**
LIABILITIES			
Accounts Payable	24,653	30,518	-19%
Accrued Interest	7,096	1,513	369%
Current Portion of Long-term Financial Debt	64,807	32,929	97%
Other Current Liabilities	25,982	27,553	-6%
Long-term Financial Debt	410,589	433,105	-5%
Deferred Income Tax Liability	9,479	12,170	-22%
Non-current Other Payables	3,109	3,551	-12%
UPB Shareholder's Equity	342,610	355,722	-4%
Non-controlling interest in subsidiries	0	0	
TOTAL LIABILITIES	**$888,325**	**$897,061**	**-1%**

Thank You

Q & A

Appendix

Appendix
River Business - 3Q 15 vs. 3Q 14

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Nine months ended September 30, 2015	Nine months ended September 30, 2014	% Change	3Q 15	3Q 14	% Change
Revenues	140,319	141,993	-1%	48,351	48,698	-1%
Voyage and Manufacturing Expenses	(59,231)	(73,892)	-20%	(18,464)	(25,410)	-27%
Gross Margin	**81,088**	**68,101**	**19%**	**29,887**	**23,288**	**28%**
Running Costs	(44,707)	(45,190)	-1%	(13,912)	(17,481)	-20%
Administrative and commercial expenses	(16,909)	(17,821)	-5%	(6,275)	(8,308)	-24%
Other operating income	164	490	-66%	30	92	-67%
Investment in Affiliates	(525)	(681)	-23%	(216)	(280)	-23%
Yard EBITDA from Touax Sale	(297)	(297)	0%	(99)	(99)	0%
SPA closing termination payments	-	2,784		-	2,784	
Other net	(1)	-		-	-	
Segment Adjusted EBITDA	**18,815**	**7,386**	**155%**	**9,417**	**(4)**	

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $0.3 million in 3Q 15 as compared to 3Q 14 of which $6.0 million increase was related to three barge sales from our Punta Alvear Shipyard as compared to none in the same period of 2014.**
- **Revenues excluding shipyard sales decreased $6.3 million or 13% in 3Q 15 as compared to the same period of 2014 mostly related to lower freight rates and tons transported.**
- **Adjusted EBITDA increased $9.4 million in 3Q 15 from zero in 3Q 14, mainly related to lower costs derived from the new operational model implemented as well as by the cost reduction initiatives, both executed throughout the year.**
- **Tons transported decreased approximately 3% in 3Q 15 as compared to the same period last year.**

Appendix (cont'd)
Offshore Supply Business - 3Q 15 vs. 3Q 14

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Diff	% Change	3Q 15	3Q 14	Diff	% Change
Revenues	**85,597**	**90,075**	**(4,478)**	**-5%**	**29,197**	**32,997**	**(3,800)**	**-12%**
Voyage Expenses	(3,349)	(4,956)	1,607	-32%	(1,600)	(2,225)	625	-28%
Running Costs	(36,043)	(38,027)	1,984	-5%	(11,318)	(14,203)	2,885	-20%
Administrative and commercial expenses	(9,559)	(11,082)	1,523	-14%	(3,619)	(5,672)	2,053	-36%
Other operating income	5	540	(535)	-99%	-	-	-	
Net gain (loss) on derivatives	-	(1)	1		-	1	(1)	
SPA closing termination payments	-	2,420	(2,420)		-	2,420	(2,420)	
Other net	22	32	(10)	-33%	7	2	5	230%
Segment Adjusted EBITDA	**36,671**	**39,001**	**(2,330)**	**-6%**	**12,665**	**13,320**	**(655)**	**-5%**

- **In 3Q 15, revenues decreased $3.8 million or 12% mainly as a result of our *UP Jasper* and *UP Agate* which were laid up in the North Sea and to an average devaluation of 56% in the third quarter of 2015 as compared to the same period of 2014, offset by the entry into operation on long-term charters with Petrobras of our *UP Coral* and *UP Opal* on August 5, 2015, and January 25, 2015, respectively.**

- **Voyage Expenses decreased $0.6 million in 3Q 15 as compared to 3Q 14 mainly related to the positioning costs of our *UP Agate*, *UP Coral* and *UP Opal* during the 3Q 14 and to bunker expenses paid in the 3Q 14 on account of PSV drydocks for our *UP Topazio* and *UP Diamante*.**

- **Running Costs for 3Q 15 decreased $2.9 million mostly due to our *UP Jasper* and *UP Agate* which were laid up in the North Sea and to the decrease in costs across the rest of our fleet, mostly related to the devaluation of the Brazilian real.**

Appendix (cont'd)

Ocean Business - 3Q 15 vs. 3Q 14

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Diff	% Change	3Q 15	3Q 14	Diff	% Change
Revenues	$50,487	$53,012	($2,525)	-5%	$18,188	$17,663	$525	3%
Voyage Expenses	(18,104)	(14,989)	(3,115)	21%	(6,806)	(4,938)	(1,868)	38%
Running Costs	(27,560)	(25,122)	(2,438)	10%	(10,902)	(8,863)	(2,039)	23%
Gross Profit Constribution	**4,823**	**12,901**	**(8,078)**	**-63%**	**480**	**3,862**	**(3,382)**	**-88%**
Administrative and commercial expenses	(5,111)	(5,154)	43	-1%	(1,749)	(2,160)	411	-19%
Other operating income (expenses)	(750)	207	(957)		396	6	390	
Investment in Affiliates	-	(30)	30		-	(16)	16	
SPA closing termination payments	-	455	(455)		-	455	(455)	
Other net	105	50	55	110%	64	5	59	1180%
Segment Adjusted EBITDA	**(933)**	**8,429**	**(9,362)**		**(809)**	**2,152**	**(2,961)**	

- **Revenues for 3Q 15 increased $0.5 million mainly as a result of our bareboat chartered vessel *Mentor* which entered into operation on July 1, 2015, and to a $0.9 million increase in revenues of our *Austral* related to its drydock during the third quarter of 2014.**
- **Voyage Expenses increased $1.9 million in 3Q 15 as compared to 3Q 14, which is primarily attributable to a $1.4 million increase in other voyage expenses (port expenses and terminal handling charges) related to our *Asturiano* and *Argentino*, coupled with $0.5 million increase in positioning costs, commissions and hire expenses related to the start-up expenses of our bareboat chartered vessel *Mentor* before its entry into operation.**
- **Running costs increased $2.0 million in 3Q 15 as compared to the same period of 2014 mostly as a result of our bareboat chartered vessel *Mentor*.**
- **EBITDA decreased $3.0 million primarily attributable to the sale of our *Miranda I* and *Amadeo* coupled with the start-up expenses of our bareboat chartered vessel *Mentor* before its entry into operation.**

Appendix (cont'd)
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	% Change	3Q 15	3Q 14
Revenues					
Attributable to River Business	$140,319	$141,993	-1%	$48,351	$48,698
Attributable to Offshore Supply Business	$85,597	$90,075	-5%	$29,197	$32,997
Attributable to Ocean Business	$50,487	$53,012	-5%	$18,188	$17,663
Total revenues	**276,403**	**285,080**	**-3%**	**95,736**	**99,358**
Voyage expenses					
Attributable to River Business	(59,231)	(73,892)	-20%	(18,464)	(25,410)
Attributable to Offshore Supply Business	(3,349)	(4,956)	-32%	(1,600)	(2,225)
Attributable to Ocean Business	(18,104)	(14,989)	21%	(6,806)	(4,938)
Total voyage expenses	**(80,684)**	**(93,837)**	**-14%**	**(26,870)**	**(32,573)**
Running costs					
Attributable to River Business	(44,707)	(45,190)	-1%	(13,912)	(17,481)
Attributable to Offshore Supply Business	(36,043)	(38,027)	-5%	(11,318)	(14,203)
Attributable to Ocean Business	(27,560)	(25,122)	10%	(10,902)	(8,863)
Total running costs	**(108,310)**	**(108,339)**	**0%**	**(36,132)**	**(40,547)**
Amortization of Dry Dock & Intangible Assets	(7,101)	(5,054)	41%	(2,654)	(2,092)
Depreciation of Vessels and Equipment	(31,233)	(33,130)	-6%	(10,316)	(11,240)
Administrative and commercial expenses	(31,579)	(34,057)	-7%	(11,643)	(16,140)
Other operating income	(581)	1,237		426	98
Operating (loss) profit	**$16,915**	**$11,900**	**42%**	**$8,547**	**($3,136)**
Attributable to River Business	(1,236)	(14,543)	-92%	2,572	(9,497)
Attributable to Offshore Supply Business	22,673	23,963	-5%	7,879	6,453
Attributable to Ocean Business	(4,522)	2,480		(1,904)	(92)
Segment Adjusted EBITDA					
Attributable to River Business	18,815	7,386	155%	9,417	(4)
Attributable to Offshore Supply Business	36,671	39,001	-6%	12,665	13,320
Attributable to Ocean Business	(933)	8,429		(809)	2,152
Financial Income	-	79		-	31
Other financial expense	(3,585)	3,829		(3,391)	(1,769)
Adjusted EBITDA	**$50,968**	**$58,724**	**-13%**	**$17,882**	**$13,730**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	3Q 15	3Q 14
Revenues	$276,403	$285,080	$95,736	$99,358
Voyage Expenses	(80,684)	(93,837)	(26,870)	(32,573)
Running Costs	(108,310)	(108,339)	(36,132)	(40,547)
Depreciation and amortization	(38,334)	(38,184)	(12,970)	(13,332)
Administrative and commercial expenses	(31,579)	(34,057)	(11,643)	(16,140)
Other operating income	(581)	1,237	426	98
Operating income (loss)	**$16,915**	**$11,900**	**$8,547**	**($3,136)**
Financial expense and other Financial expenses	(25,081)	(26,594)	(8,408)	(9,379)
Other Financial expenses	(3,585)	3,829	(3,391)	(1,769)
Financial Income	-	79	-	31
Net Gains (Losses) on Derivatives, net	-	(1)	-	1
Investment in Affiliates	(525)	(711)	(216)	(296)
Other, net	126	82	71	7
Income Taxes	(2,231)	(5,164)	516	(52)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($14,381)**	**($16,580)**	**($2,881)**	**($14,593)**
EPS (In USD)	($0.10)	($0.12)	($0.02)	($0.10)
Adjusted EBITDA	**$50,968**	**$58,724**	**$17,882**	**$13,730**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	241	108	131	(444)
Yard Ebitda from Touax Sale	(297)	(297)	(99)	(99)
SPA closing termination payment	-	5,659	-	5,659
Adjusted net income (loss)	**($14,437)**	**($11,110)**	**($2,849)**	**($9,477)**
Adjusted EPS (In $)	**($0.10)**	**($0.08)**	**($0.02)**	**($0.07)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
[Accumulated Cash Flow and EBITDA Reconciliation]

($000's)	Nine months ended sep-15	Nine months ended sep-14
Total cash flows provided by operating activities	24,116	27,144
Total cash flows (used in) investing activities	(21,977)	(28,950)
Total cash flows (used in) from financing activities	8,625	(20,749)
Total cash flows from operating activities	$ 24,116	$ 27,144
Plus		
Adjustments		
Increase / Decrease in operating assets and liabilities	(2,652)	(12,219)
Expenditure for dry docking	6,118	10,245
Income Taxes	2,231	5,164
Financial Expenses	25,081	26,594
Allowance for doubtfull accounts	(6)	(394)
Yard Ebitda from Touax Sale	(297)	(297)
SPA closing termination payments	-	5,659
Other adjustments	(3,623)	(3,172)
Adjusted Consolidated EBITDA	**$ 50,968**	**$ 58,724**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
3Q 15 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Third quarter ended September 30, 2015			
Segment operating (loss) profit	$2,572	$7,879	($1,904)	$8,547
Depreciation and amortization	7,160	4,779	1,031	12,970
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	-	-	(216)
Yard Ebitda from Touax Sale	(99)			(99)
Other net	-	7	64	71
Segment Adjusted EBITDA	**$9,417**	**$12,665**	**($809)**	**$21,273**
Items not included in Segment Adjusted EBITDA				
Other financial income				(3,391)
Adjusted Consolidated EBITDA				**$17,882**

Appendix (cont'd)
3Q 14 Operating Profit to Adjusted Consolidated EBITDA

	Third quarter ended September 30, 2014			
($000's)	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($9,497)	$6,453	($92)	($3,136)
Depreciation and amortization	7,088	4,444	1,800	13,332
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(280)	-	(16)	(296)
Net gains (loss) on derivatives	-	1	-	1
Yard Ebitda from Touax Sale	(99)	-	-	(99)
SPA closing termination payment	2,784	2,420	455	5,659
Other net	-	2	5	7
Segment Adjusted EBITDA	**($4)**	**$13,320**	**$2,152**	**$15,468**
Items not included in Segment Adjusted EBITDA				
Financial income				31
Other financial expenses				-1,769
Adjusted Consolidated EBITDA				**$13,730**

Appendix (cont'd)
9m 15 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2015 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($1,236)	$22,673	($4,522)	$16,915
Depreciation and amortization	20,874	13,976	3,484	38,334
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(525)	-	-	(525)
Yard Ebitda from Touax Sale	(297)	-	-	(297)
Other net	(1)	22	105	126
Segment Adjusted EBITDA	**$18,815**	**$36,671**	**($933)**	**$54,553**
Items not included in Segment Adjusted EBITDA				
Other financial expenses				(3,585)
Adjusted Consolidated EBITDA				**$50,968**

Appendix (cont'd)
9m 14 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Nine months ended September 30, 2014			
Segment operating (loss) profit	($14,543)	$23,963	$2,480	$11,900
Depreciation and amortization	20,123	12,587	5,474	38,184
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(681)	-	(30)	(711)
Net gains on derivatives	-	(1)	-	(1)
Yard Ebitda from Touax Sale	(297)	-	-	(297)
SPA closing termination payment	2,784	2,420	455	5,659
Other net	-	32	50	82
Segment Adjusted EBITDA	**$7,386**	**$39,001**	**$8,429**	**$54,816**
Items not included in Segment Adjusted EBITDA				
Financial income				79
Other financial expenses				3,829
Adjusted Consolidated EBITDA				**$58,724**